Exhibit 99.1

GSR II METEORA ACQUISITION CORP.

AUDIT COMMITTEE CHARTER

I.	Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of GSR II Meteora Acquisition Corp. (the “Company”) is to assist the Board in its oversight of: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; and (iv) the performance of the Company’s internal audit function and independent auditor.

The Committee’s responsibilities are limited to oversight. The Company’s management is responsible for establishing and maintaining accounting policies and procedures in accordance with generally accepted accounting principles (“GAAP”) and other applicable reporting and disclosure standards and for preparing the Company’s financial statements. The Company’s independent auditors are responsible for auditing and reviewing those financial statements.

II.	Composition

The Committee must consist of at least three directors, subject to any available exception. Each Committee member must satisfy the independence requirements of the NASDAQ Stock Market LLC (“NASDAQ”) and the more rigorous independence rules for members of the Audit Committee issued by the Securities and Exchange Commission (the “SEC”), subject to any available exception. Each Committee member must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, at least one member of the Committee must be a financial expert as defined under SEC rules.

Committee members may be removed from the Committee, with or without cause, by the Board. Unless a Chair is designated by the Board, the Committee may designate a Chair by majority vote of the full Committee membership.

III.	Meetings, Procedures and Authority

The Committee must meet at least once during each fiscal quarter. The Committee must meet separately, periodically, with management, with the internal auditor (or other personnel responsible for the internal audit function) and with the independent auditor.

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s bylaws that are applicable to the Committee.

The Committee may retain any independent counsel, experts or advisors that the Committee believes to be necessary or appropriate. The Company must provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Committee and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s bylaws and applicable NASDAQ rules.

The Committee may conduct or authorize investigations into any matters within the scope of the duties and responsibilities delegated to the Committee.

IV.	Duties and Responsibilities

Interaction with the Independent Auditor

1.        Appointment and Oversight. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and the independent auditor and each such other registered public accounting firm must report directly to the Committee. The Committee, or the Chair of the Committee, must pre-approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the Committee or if such service falls within available exceptions under SEC rules.

2.        Annual Report on Independence and Quality Control. The Committee must, at least annually, obtain and review a report from the independent auditor describing (a) the auditing firm’s internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and (c) all relationships and services between the independent auditor and the Company in order to assess the independent auditors’ independence.

Annual Financial Statements and Annual Audit

3.        Audit Problems. The Committee must discuss with the independent auditor any audit problems or difficulties and management’s response.

4.        Form 10-K Review. The Committee must review and discuss the annual audited financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

5.        Audit Committee Report. The Committee must provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements.

Quarterly Financial Statements

6.        Form 10-Q Review. The Committee must review and discuss the quarterly financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Other Duties and Responsibilities

7.    Review of Earnings Releases. The Committee must discuss the Company’s earnings press releases, if any, as well as financial information and earnings guidance provided to analysts and rating agencies.

8.        Risk Assessment and Risk Management. The Committee must discuss the Company’s policies with respect to risk assessment and risk management.

9.        Hiring of Independent Auditor Employees. The Committee must set clear hiring policies for employees or former employees of the Company’s independent auditor.

10.        Complaint Procedures. The Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

11.        Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee.

12.        Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee.

13.        Review of this Charter. The Committee must periodically review and reassess this Charter and submit any recommended changes to the Board for its consideration.

14.        Review of Related Person Transactions. The Committee shall review the relevant facts and circumstance of each Related Person Transaction, as defined in the Company’s Related Person Transaction Policy and Procedures (“Related Person Transaction Policy”), other than pre-approved transactions as described in the Related Person Transaction Policy, and either approve or disapprove the Related Person Transaction.

V.	Delegation of Duties

In fulfilling its responsibilities, the Committee is entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

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